UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.     )

MIDWESTONE FINANCIAL GROUP, INC.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

598511103

(CUSIP Number)

Kurt R. Weise

945 Winnetka Avenue N. Suite 145

Golden Valley MN 55427

(763) 512-5299

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 1, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 598511103

1	Name of Reporting Persons John M. Morrison

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds SC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,723,083

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,723,083

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,723,083

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 24.5%

14	Type of Reporting Person IN

CUSIP No. 598511103

1	Name of Reporting Persons John M. Morrison Revocable Trust #4

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds SC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,723,083

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,723,083

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,723,083

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 24.5%

14	Type of Reporting Person OO

CUSIP No. 598511103

Item 1.                                                         Security and Issuer.

This Statement on Schedule 13D relates to the common stock, par value $1.00 per share (“Common Stock”), of MidWestOne Financial Group, Inc., an Iowa corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 102 South Clinton Street, Iowa City, Iowa 52240.

Item 2.                                                         Identity and Background.

(a)                                 This Scheduled 13D is being jointly filed on behalf of each of the following persons (collectively, the “Reporting Persons”): (i) John M. Morrison (“Mr. Morrison”) and (ii) John M. Morrison Revocable Trust #4 (the “Trust”).  Mr. Morrison is the trustee of the Trust and may be deemed to beneficially own the Common Stock held by the Trust.

(b)                                 The address of Mr. Morrison and the Trust is 3093 Fort Charles Drive, Naples, Florida 34102.

(c)                                  Mr. Morrison is a director and the chairman of the board of directors of the Issuer.  The address of the Issuer is 102 South Clinton Street, Iowa City, Iowa 52240.

(d)                                 Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   Mr. Morrison is a citizen of the United States.  The Trust is governed under the laws of the state of Florida.

Item 3.                                                         Source and Amount of Funds or Other Consideration.

The Trust received 2,723,083 shares of the Common Stock in exchange for shares of the common stock of Central Bancshares, Inc., a privately held Minnesota corporation (“Central”), held by the Trust, in connection with the merger of Central with and into the Issuer (the “Merger”), pursuant to the terms and conditions of that certain Agreement and Plan of Merger, dated November 20, 2014, between Central and the Issuer (the “Merger Agreement”).  The Issuer is the surviving corporation. The Trust, as the sole shareholder of Central, received $64.0 million in cash and 2,723,083 shares of the Common Stock as merger consideration on the closing date of the Merger, May 1, 2015.  Mr. Morrison serves as the trustee of the Trust.

CUSIP No. 598511103

Item 4.                                                         Purpose of Transaction.

The shares of Common Stock of the Issuer held by the Trust were acquired in connection with the Merger.

Pursuant to the terms of the Merger Agreement, Mr. Morrison was appointed director and chairman of the board of the Issuer, to serve for a term until the Issuer’s 2017 annual meeting of shareholders.  The Merger Agreement also provided that at the 2017 annual meeting of shareholders, Mr. Morrison, if then still serving as a director, may not stand for reelection, but if he has served the entirety of his initial term, subject to the approval of the Issuer’s Nominating and Corporate Governance Committee, the board of directors will nominate an individual recommended by Mr. Morrison to fill the seat left vacant by Mr. Morrison.  Also in connection with the Merger, Larry D. Albert, Michael A. Hatch, Ruth E. Stanoch, and Kurt R. Weise, individuals chosen by Central, were appointed to the board of directors of the Issuer.

In connection with the Merger, Mr. Morrison and the Trust also entered into a Shareholder Agreement dated as of November 20, 2014 (the “Shareholder Agreement”), among the Issuer, the Trust, CBS LLC (“TruPS Holder”), the holder of all outstanding preferred securities of CBI Capital Trust III, Riverbank Insurance Center, Inc., the holder of all outstanding Class A units  of Central Insurance Agency, LLC (“Insurance Agency Owner”) and Mr. Morrison, who has common control over the Trust, TruPS Holder and Insurance Agency Owner.  Among other things, pursuant to the Shareholder Agreement: (a)  the Trust and Mr. Morrison are entitled to certain preemptive rights with respect to Issuer securities; (b) the Trust, Insurance Agency Owner, TruPS Holder and Mr. Morrison are subject to a general prohibition on the sale or transfer of shares of the Common Stock until the first anniversary of the effective time of the Merger; (c) the Issuer is generally entitled to a right of first refusal in the event that any of the Trust, Insurance Agency Owner, TruPS Holder and Mr. Morrison desire to sell shares of the Common Stock following the effective time of the Merger; and (d) the Trust is entitled to certain customary registration rights relating to the shares of the Common Stock it receives in conjunction with the Merger.  Notwithstanding the terms of the Shareholder Agreement, the Issuer has agreed to permit Mr. Morrison to sell up to 75,000 shares of the Common Stock to one or more members of Central’s management team, provided however that any such sale shall be made in compliance with all applicable federal and state securities laws.

Additionally, the Shareholder Agreement subjects the Trust, Insurance Agency Owner, TruPS Holder and Mr. Morrison to certain customary “standstill” provisions, including a prohibition on making any proposal, offer or public announcement regarding, among other things, any business combination, restructuring, acquisition of Issuer’s loans, debt securities, equity securities or assets, or representation on the board and a prohibition on acquiring any loans, debt securities, equity securities or assets of the Issuer.

The Shareholder Agreement also subjects the Trust, Insurance Agency Owner, TruPS Holder and Mr. Morrison to a requirement that such parties vote their shares of the Common Stock in accordance with the terms of the Shareholder Agreement with respect to various matters for certain periods of time.  The Trust, Insurance Agency Owner, TruPS Holder and Mr.

CUSIP No. 598511103

Morrison are required to vote their shares: (a) in favor of all nominees to the board of directors as approved by the board, through the 2018 annual meeting of shareholders; (b) in favor of all proposals of the board of directors as approved by the board, unless the proposal adversely affects its own interests, through the 2017 annual meeting of shareholders; and (c) against any shareholder proposal not approved by the board or recommended by the board for approval, through the 2017 annual meeting of shareholders.

The Trust owns the shares of Common Stock for regular investment purposes.  Mr. Morrison is currently the chairman of the board of directors of the Issuer and will act on plans and proposals in the ordinary course of business as necessary for such a position.

Except as described above, each of the Reporting Persons, as a shareholder of the Issuer, has no plans or proposals which relate to or would result in any of the matters specified in clauses (a) through (j) of Item 4, Schedule D.

Item 5.                                                         Interest in Securities of the Issuer.

(a)                                 For purposes of calculating each Reporting Person’s beneficial ownership percentage, the total shares of Common Stock outstanding is based on 11,099,181 shares of Common Stock outstanding as of May 5, 2015.

As of May 1, 2015, Mr. Morrison, as trustee of the Trust, beneficially owned 2,723,083 shares of Common Stock, representing approximately 24.5% of the outstanding shares of Common Stock.  This amount consisted of 2,723,083 shares of Common Stock held by the Trust.

As of May 1, 2015, the Trust beneficially owned 2,723,083 shares of Common Stock, representing approximately 24.5% of the outstanding shares of Common Stock.

(b)                                 As the sole trustee of the Trust, Mr. Morrison shares with the Trust the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, the 2,723,083 shares of the Common Stock held by the Trust.

(c)                                  No transactions in the Issuer’s Common Stock were effected during the past 60 days by the Reporting Persons except as set forth in Item 3 above.

(d)                                 Except as described herein, no one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Stock of the Issuer reported on this Schedule 13D.

(e)                                  Not applicable.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Reference is made to the Merger Agreement and the Shareholder Agreement described in Item 4 above.

CUSIP No. 598511103

Item 7.                                                         Material to be Filed as Exhibits.

1.                                      Agreement and Plan of Merger, dated November 20, 2014, by and between MidWestOne Financial Group, Inc. and Central Bancshares, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 21, 2014).

2.                                      Shareholder Agreement, dated November 20, 2014, by and among MidWestOne Financial Group, Inc., Riverbank Insurance Center, Inc., CBS LLC, John M. Morrison Revocable Trust #4 and John M. Morrison (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 21, 2014).

CUSIP No. 598511103

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

Dated:  May 11, 2015

By:	/s/ John M. Morrison
Name: John M. Morrison

By:	/s/ John M. Morrison
Name:	John M. Morrison, Trustee, for the John M. Morrison Revocable Trust #4